SECURITIES AND EXCHANGE COMMISSION
                             Washington, D. C. 20549
                                  SCHEDULE l3D
                    Under the Securities Exchange Act of 1934
                               (Amendment No. 1)*


                                HANDLEMAN COMPANY
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                                (Name of Issuer)

                         Common Stock ($0.01 par value)
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                         (Title of Class of Securities)

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                                    410252100
                                 (CUSIP Number)

                                 Judith C. Keilp
                       Palisade Capital Management, L.L.C.
                                One Bridge Plaza
                           Fort Lee, New Jersey 07024
                                 (201) 585-7733
--------------------------------------------------------------------------------
                 (Name, Address and Telephone Number of Persons
                Authorized to Receive Notices and Communications)

                                October 23, 2000
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             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule l3G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of SS. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [_]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See S. 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 410252100
________________________________________________________________________________
1    Name of Reporting Persons
     I.R.S. Identification Nos. of Above Persons (entities only)

     Palisade Capital Management, L.L.C./I.R.S. Identification No. 22-3330049

________________________________________________________________________________
2    Check the Appropriate Box If a Member of a Group (See Instructions)
(a)                            Not
(b)                        Applicable

________________________________________________________________________________
3    SEC Use Only


________________________________________________________________________________
4    Source of Funds(See Instructions): 00



________________________________________________________________________________
5    Check if Disclosure of Legal Proceedings is Required Pursuant to Items
     2(d) OR 2(e):

     Not Applicable

________________________________________________________________________________
6    Citizenship or Place of Organization:  New Jersey



________________________________________________________________________________
               7    Sole Voting Power:

  Number of         1,672,000*

   Shares      _________________________________________________________________
               8    Shared Voting Power:
Beneficially
                            0
  Owned by
               _________________________________________________________________
    Each       9    Sole Dispositive Power

  Reporting         1,672,000*

   Person      _________________________________________________________________
               10   Shared Dispositive Power
    With
                            0

________________________________________________________________________________
11   Aggregate Amount Beneficially Owned by Each Reporting Person:  1,672,000*



________________________________________________________________________________
12   Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares
     (See Instructions):  Not Applicable


________________________________________________________________________________
13   Percent of Class Represented by Amount in Row (11): 6.0%*



________________________________________________________________________________
14   Type of Reporting Person (See Instructions):  IA



________________________________________________________________________________
* Palisade Capital Management, L.L.C. ("Palisade") is a registered investment advisor which has total discretionary authority over the accounts of its clients. 1,672,000 shares (6.0%) of the common stock, par value $0.01 per share (the "Common Stock"), of Handleman Company (the "Company") beneficially owned by Palisade, over which it has sole power to vote and direct the disposition of, are held on behalf of its clients. No one such client account contains more than five percent of the Common Stock of the Company.

     Palisade Capital Management, L.L.C. ("Palisade") hereby amends the Schedule 13D filed with the Securities and Exchange Commission on April 27, 2000 relating to the shares of Handlman Company (the "Company") common stock, $0.01 par value (the "Common Stock"), as follows:

Item 5. Interest in Securities of the Issuer.

     Based upon information set forth in the Company's Quarterly Report on Form 10-Q for the quarterly period ended July 29, 2000, there were outstanding 27,713,153 shares of the Common Stock. As of October 27, 2000, 1,672,000 shares (6.0%) of the Common Stock are owned by Palisade on behalf of its clients in accounts over which Palisade has total investment discretion. Therefore, Palisade possesses sole power to vote and direct the disposition of all shares of the Common Stock beneficially owned by it.

     The following table details the transactions in the last 60 days, in the Common Stock by Palisade or any other person or entity controlled by Palisade or any person or entity for which Palisade possesses voting or investment control over the securities thereof, each of which was effected in an ordinary brokerage transaction:

                                       (Purchases)

                                          NONE

                                         (Sales)

               Date                     Quantity                  Price
               ----                     --------                  -----

         August 29, 2000                  1,000                  $12.13
         October 3, 2000                 24,000                  $12.07
         October 3, 2000                 23,000                  $12.05
         October 5, 2000                 22,300                  $12.20
         October 6, 2000                 12,300                  $12.09
         October 9, 2000                  3,000                  $11.95
         October 11, 2000                 7,200                  $10.95
         October 12, 2000                11,000                  $10.70
         October 16, 2000                 6,000                  $11.45
         October 17, 2000                10,000                  $11.14
         October 19, 2000                 2,700                  $10.42
         October 20, 2000                85,000                  $10.12
         October 23, 2000                23,700                  $10.10
         October 24, 2000                15,000                  $10.02
         October 25, 2000                15,300                  $10.07
         October 26, 2000                 4,300                  $10.00

                                    Signature

     After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.


                            October 27, 2000


                            /s/ Steven E. Berman
                            -------------------------------------------------
                            Steven E. Berman, in his capacity as a member of Palisade Capital Management, L.L.C.

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).